UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM N-17f-2

               Certificate of Accounting of Securities and Similar
                          Investments in the Custody of
                         Management Investment Companies
                    Pursuant to Rule 17f-2 [17 CFR 270.17F-2]

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1. Investment Company Act File Number:                                                         Date examination completed:

811-5151                                                                                       August 31, 1998
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2. State identification Number:
        ------------------- ------------------ ------------------- ------------------- -------------------- -----------------------

        AL                  AK                 AZ                  AR                  CA                   CO
        ------------------- ------------------ ------------------- ------------------- -------------------- -----------------------

        CT                  DE                 DC                  FL                  GA                   HI
        ------------------- ------------------ ------------------- ------------------- -------------------- -----------------------

        ID                  IL                 IN                  IA                  KS                   KY
        ------------------- ------------------ ------------------- ------------------- -------------------- -----------------------

        LA                  ME                 MD                  MA                  MI                   MN
        ------------------- ------------------ ------------------- ------------------- -------------------- -----------------------

        MS                  MO                 MT                  NE                  NV                   NH
        ------------------- ------------------ ------------------- ------------------- -------------------- -----------------------

        NJ                  NM                 NY                  NC                  ND                   OH
        ------------------- ------------------ ------------------- ------------------- -------------------- -----------------------

        OK                  OR                 PA                  RI                  SC                   SD
        ------------------- ------------------ ------------------- ------------------- -------------------- -----------------------

        TN                  TX                 UT                  VT                  VA                   WA
        ------------------- ------------------ ------------------- ----------------------------------------------------------------

        WV                  WI                 WY                  PUERTO RICO
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        Other (specify):
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3. Exact name of investment company as specified in registration statement:

MUTUAL FUND GROUP
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5. Address of principal executive office (number, street, city, state, zip code):

Dean Harris, 1 Chase Square - 7th Floor, Rochester, New York  14643
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT
                                                                SEC 2198 (11-91)

                        Report of Independent Accountants


November 11, 1998


To the Trustees of
Mutual Fund Group

We have examined management's assertion about Mutual Fund Group's (the "Company") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of August 31, 1998 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and accordingly included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 1998, and the period from May 29, 1998 (the date of last examination) through August 31, 1998 with respect to agreement of purchases and sales of securities and similar investments:

o Count and inspection of domestic securities and similar investments located in the vault of The Chase Manhattan Bank at 4 New York Plaza, 11th Floor, NY, NY;

o Testing of securities and similar investments held in book entry form by the Federal Reserve Bank of New York, The Depository Trust Company and the Participants Trust Company via evaluation of the reconciliation procedures used by the Custodian and disposition of any reconciling items related to the Company's positions;

o Testing of the reconciliation of securities and similar investments, prepared by management of the Company, between the books and records of the Company and the Custodian;

o    Confirmations of securities held at sub-custodians;

o Agreement of corporate actions (eg., stock dividends) due, but not yet received, to the books and records of the Custodian indicating subsequent receipt of the securities at a sub-custodian;

o Agreed principal amounts of repurchase agreements due shortly after August 31, 1998 to custodian cash records subsequent to August 31, 1998;

o Testing of selected purchases and/or sales or maturities of investment securities since our last examination from the books and records of the Company to trade tickets and broker confirmations;

o For global securities held in book entry form by sub-custodians outside of the United States:

     o Testing of the reconciliation of custody records, prepared by management of the Company, between The Chase Manhattan Bank, Bournemouth, England, the primary custodian outside of the United States, and the corresponding sub-custodians;

     o Testing of the reconciliation of securities and similar investments from The Chase Manhattan Bank, Bournemouth, England to the records of The Chase Manhattan Bank, New York;

     o Where the Chase Manhattan Bank, New York, engaged a related sub-custodian, we reviewed the reconciliation prepared by the sub-custodian, between the sub-custodian's positions and the local depository, and confirmed positions with such depository, whether the positions were in the individual portfolio's name or in an omnibus account.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Mutual Fund Group was in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 1998 is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Mutual Fund Group and Securities and Exchange Commission and should not be used for any other purpose.

                 Management Statement Regarding Compliance with
            Certain Provisions of the Investment Company Act of 1940



We, as members of management of Mutual Fund Group (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining an effective internal control structure over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 1998.

Based on this evaluation, we assert that the Company was in compliance with those provisions of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 1998 with respect to securities and similar investments reflected in the investment account of the Company.



Mutual Fund Group

By:




--------------------------------
Martin R. Dean
Treasurer
Mutual Fund Group



--------------------------------
Colleen McCoy
Vice President
Chase Manhattan Bank